UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

December 7, 2015

BHP BILLITON LIMITED	BHP BILLITON PLC
(ABN 49 004 028 077) (Exact name of Registrant as specified in its charter)	(REG. NO. 3196209) (Exact name of Registrant as specified in its charter)

VICTORIA, AUSTRALIA (Jurisdiction of incorporation or organisation) 171 COLLINS STREET, MELBOURNE, VICTORIA 3000 AUSTRALIA (Address of principal executive offices)	ENGLAND AND WALES (Jurisdiction of incorporation or organisation) NEATHOUSE PLACE, VICTORIA, LONDON, UNITED KINGDOM (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:    ☒  Form 20-F     ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:    ☐  Yes    ☒  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

Company Secretariat
	BHP Billiton Limited	BHP Billiton Plc
	171 Collins Street	Neathouse Place
	Melbourne Victoria 3000 Australia	London SW1V 1LH UK
	GPO BOX 86	Tel +44 20 7802 4000
	Melbourne Victoria 3001 Australia	Fax + 44 20 7802 4111
	Tel +61 1300 55 47 57 Fax +61 3 9609 3015	bhpbilliton.com
bhpbilliton.com

7 December 2015

To: Australian Securities Exchange	cc: New York Stock Exchange
London Stock Exchange	JSE Limited

Notification of Change of Interests of

Persons Discharging Managerial Responsibility

(Listing Rules & Disclosure and Transparency Rules of the UK Listing Authority)

Name of entities	BHP Billiton Limited	BHP Billiton Plc
	ABN 49 004 028 077	REG NO 3196209

As part of a dual listed company structure, the Group voluntarily notifies all stock exchanges on which either BHP Billiton Limited or BHP Billiton Plc have primary or secondary listings, all those interests of directors and persons discharging managerial responsibilities of both entities in the securities of both entities (and changes to those interests) which are required to be disclosed under the Listing Rules and Disclosure and Transparency Rules of the United Kingdom Listing Authority and the Group’s Securities Dealing document.

We (the entities) advise the following information under the UK Listing Authority Disclosure and Transparency Rule 3.1.4 and as agent for the person discharging managerial responsibilities in accordance with the Group’s Securities Dealing document.

This notification is in respect of:

•	Peter Beaven;

•	Tony Cudmore;

•	Tim Cutt;

•	Dean Dalla Valle;

•	Geoff Healy;

•	Mike Henry;

•	Danny Malchuk;

•	Athalie Williams; and

•	Jimmy Wilson.

Name of person discharging managerial responsibilities	Peter Beaven

Date of last notice	28 August 2015

Date issuer informed of transaction	4 December 2015

Date and place of transaction	4 December 2015 (place of transaction not applicable)

Nature of transaction	Award of Performance Shares under the Long Term (“LTIP”) and of Deferred Shares under the Short Term Inventive Plan (“STIP”).

Part 1 – Change of relevant interests in securities

Included in this Part are:

•	in the case of a trust, interests in the trust made available by the responsible entity of the trust;

•	details of the circumstance giving rise to the relevant interest;

•	details and estimated valuation if the consideration is non-cash; and

•	changes in the relevant interest of Connected Persons of the director.

Direct or indirect interest	–

Nature of indirect interest (including registered holder)	–

Date of change	–

No. of securities held prior to change	–

Class	–

Number acquired	–

Number disposed	–

Value/Consideration	–

No. of securities held after change	–

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	–

Any additional information	Peter Beaven has a direct interest of 236,639 ordinary shares in BHP Billiton Limited.

Peter Beaven’s spouse also holds 1,446 ordinary shares in BHP Billiton Limited.

No change in beneficial interests

Part 2 – Change of interests in contracts other than as described in Part 2

Included in this Part are:

•	only details of a contract in relation to which the interest has changed; and

•	details and estimated valuation if the consideration is non-cash.

Detail of contract	–

Nature of interest	–

Name of registered holder (if issued securities)	–

No. and class of securities to which interest related prior to change	–

Interest acquired	–

Interest disposed	–

Value/Consideration	–

Interest after change	–

Part 3 – Change of interests in options or other rights granted by the entities

Included in this Part are only details of options or other rights granted which have changed, save for the total number of securities over which options or other rights are held following this notification.

Date of grant	4 December 2015

Period during which or date on which exercisable	LTIP Performance Shares – August 2020 STIP Deferred Shares – August 2017

Total amount paid (if any) for the grant	–

Description of securities involved: class; number	174,873 Performance Shares (BHP Billiton Limited) under the LTIP 40,921 Deferred Shares (BHP Billiton Limited) under the STIP

Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise	–

Total number of securities over which options or other rights held at the date of this notice

BHP Billiton Limited:

400,602 – maximum number of Performance Shares (ordinary shares of BHP Billiton Limited) under the LTIP

80,758 – maximum number of Deferred Shares (ordinary shares of BHP Billiton Limited) under the STIP

39,282 – maximum number of Transitional GMC Awards (ordinary shares of BHP Billiton Limited)

—————— 520,642 – Total

Any additional information	This notification is in respect of the award of Performance Shares under the LTIP and Deferred Shares under the STIP.

To ensure executives do not receive a larger number of awards in light of the lower BHP Billiton share price since the Samarco tailings dam tragedy in Brazil on 5 November 2015, the award sizes have been determined by maintaining the share price and exchange rate of 5 November 2015 throughout the period from 6 November 2015 to the grant date. This results in a lower number of awards being allocated than otherwise would have been the case.

Part 4 – Contact details

Name of authorised officers responsible for making this notification on behalf of the entities	Rachel Agnew

Contact details	Rachel Agnew Tel: +61 3 9609 3730 Fax: +61 3 9611 1044

Name of person discharging managerial responsibilities	Tony Cudmore

Date of last notice	26 May 2015

Date issuer informed of transaction	4 December 2015

Date and place of transaction	4 December 2015 (place of transaction not applicable)

Nature of transaction	Award of Performance Shares under the Long Term (“LTIP”) and of Deferred Shares under the Short Term Inventive Plan (“STIP”).

Part 1 – Change of relevant interests in securities

Included in this Part are:

•	in the case of a trust, interests in the trust made available by the responsible entity of the trust;

•	details of the circumstance giving rise to the relevant interest;

•	details and estimated valuation if the consideration is non-cash; and

•	changes in the relevant interest of Connected Persons of the director.

Direct or indirect interest	–

Nature of indirect interest (including registered holder)	–

Date of change	–

No. of securities held prior to change	–

Class	–

Number acquired	–

Number disposed	–

Value/Consideration	–

No. of securities held after change	–

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	–

Any additional information	–

Part 2 – Change of interests in contracts other than as described in Part 2

Included in this Part are:

•	only details of a contract in relation to which the interest has changed; and

•	details and estimated valuation if the consideration is non-cash.

Detail of contract	–

Nature of interest	–

Name of registered holder (if issued securities)	–

No. and class of securities to which interest related prior to change	–

Interest acquired	–

Interest disposed	–

Value/Consideration	–

Interest after change	–

Part 3 – Change of interests in options or other rights granted by the entities

Included in this Part are only details of options or other rights granted which have changed, save for the total number of securities over which options or other rights are held following this notification.

Date of grant	4 December 2015

Period during which or date on which exercisable	LTIP Performance Shares – August 2020 STIP Deferred Shares – August 2017

Total amount paid (if any) for the grant	–

Description of securities involved: class; number	112,418 Performance Shares (BHP Billiton Limited) under the LTIP 33,218 Deferred Shares (BHP Billiton Limited) under the STIP

Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise	–

Total number of securities over which options or other rights held at the date of this notice

BHP Billiton Limited:

210,797 – maximum number of Performance Shares (ordinary shares of BHP Billiton Limited) under the LTIP

43,697 – maximum number of Deferred Shares (ordinary shares of BHP Billiton Limited) under the STIP

——————

254,494 – Total

Any additional information	This notification is in respect of the award of Performance Shares under the LTIP and Deferred Shares under the STIP.

To ensure executives do not receive a larger number of awards in light of the lower BHP Billiton share price since the Samarco tailings dam tragedy in Brazil on 5 November 2015, the award sizes have been determined by maintaining the share price and exchange rate of 5 November 2015 throughout the period from 6 November 2015 to the grant date. This results in a lower number of awards being allocated than otherwise would have been the case.

Part 4 – Contact details

Name of authorised officers responsible for making this notification on behalf of the entities	Rachel Agnew

Contact details	Rachel Agnew Tel: +61 3 9609 3730 Fax: +61 3 9611 1044

Name of person discharging managerial responsibilities	Tim Cutt

Date of last notice	28 August 2015

Date issuer informed of transaction	4 December 2015

Date and place of transaction	4 December 2015 (place of transaction not applicable)

Nature of transaction	Award of Performance Shares under the Long Term (“LTIP”) and of Deferred Shares under the Short Term Inventive Plan (“STIP”).

Part 1 – Change of relevant interests in securities

Included in this Part are:

•	in the case of a trust, interests in the trust made available by the responsible entity of the trust;

•	details of the circumstance giving rise to the relevant interest;

•	details and estimated valuation if the consideration is non-cash; and

•	changes in the relevant interest of Connected Persons of the director.

Direct or indirect interest	–

Nature of indirect interest (including registered holder)	–

Date of change	–

No. of securities held prior to change	–

Class	–

Number acquired	–

Number disposed	–

Value/Consideration	–

No. of securities held after change	–

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	–

Any additional information	Tim Cutt has an indirect interest of 78,567 ordinary shares in BHP Billiton Limited and an indirect interest in 940 ordinary shares in BHP Billiton Limited (held as 470 ADRs) held on behalf of Tim Cutt as beneficial owner.

No change in beneficial interests

Part 2 – Change of interests in contracts other than as described in Part 2

Included in this Part are:

•	only details of a contract in relation to which the interest has changed; and

•	details and estimated valuation if the consideration is non-cash.

Detail of contract	–

Nature of interest	–

Name of registered holder (if issued securities)	–

No. and class of securities to which interest related prior to change	–

Interest acquired	–

Interest disposed	–

Value/Consideration	–

Interest after change	–

Part 3 – Change of interests in options or other rights granted by the entities

Included in this Part are only details of options or other rights granted which have changed, save for the total number of securities over which options or other rights are held following this notification.

Date of grant	4 December 2015

Period during which or date on which exercisable	LTIP Performance Shares – August 2020 STIP Deferred Shares – August 2017

Total amount paid (if any) for the grant	–

Description of securities involved: class; number	174,873 Performance Shares (BHP Billiton Limited) under the LTIP 49,105 Deferred Shares (BHP Billiton Limited) under the STIP

Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise	–

Total number of securities over which options or other rights held at the date of this notice

BHP Billiton Limited:

400,602 – maximum number of Performance Shares (ordinary shares of BHP Billiton Limited) under the LTIP

89,767 – maximum number of Deferred Shares (ordinary shares of BHP Billiton Limited) under the STIP

39,282 – maximum number of Transitional GMC Awards (ordinary shares of BHP Billiton Limited) —————— 529,651 – Total

Any additional information	This notification is in respect of the award of Performance Shares under the LTIP and Deferred Shares under the STIP.

To ensure executives do not receive a larger number of awards in light of the lower BHP Billiton share price since the Samarco tailings dam tragedy in Brazil on 5 November 2015, the award sizes have been determined by maintaining the share price and exchange rate of 5 November 2015 throughout the period from 6 November 2015 to the grant date. This results in a lower number of awards being allocated than otherwise would have been the case.

Part 4 – Contact details

Name of authorised officers responsible for making this notification on behalf of the entities	Rachel Agnew

Contact details	Rachel Agnew Tel: +61 3 9609 3730 Fax: +61 3 9611 1044

Name of person discharging managerial responsibilities	Dean Dalla Valle

Date of last notice	28 August 2015

Date issuer informed of transaction	4 December 2015

Date and place of transaction	4 December 2015 (place of transaction not applicable)

Nature of transaction	Award of Performance Shares under the Long Term (“LTIP”) and of Deferred Shares under the Short Term Inventive Plan (“STIP”).

Part 1 – Change of relevant interests in securities

Included in this Part are:

•	in the case of a trust, interests in the trust made available by the responsible entity of the trust;

•	details of the circumstance giving rise to the relevant interest;

•	details and estimated valuation if the consideration is non-cash; and

•	changes in the relevant interest of Connected Persons of the director.

Direct or indirect interest	–

Nature of indirect interest (including registered holder)	–

Date of change	–

No. of securities held prior to change	–

Class	–

Number acquired	–

Number disposed	–

Value/Consideration	–

No. of securities held after change	–

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	–

Any additional information

Dean Dalla Valle has a direct interest in 83,438 ordinary shares in BHP Billiton Limited.

Dean Dalla Valle also holds an indirect interest in 21,144 ordinary shares in BHP Billiton Limited.

Dean Dalla Valle’s spouse also holds 43,582 ordinary shares in BHP Billiton Limited.

No change in beneficial interests

Part 2 – Change of interests in contracts other than as described in Part 2

Included in this Part are:

•	only details of a contract in relation to which the interest has changed; and

•	details and estimated valuation if the consideration is non-cash.

Detail of contract	–

Nature of interest	–

Name of registered holder (if issued securities)	–

No. and class of securities to which interest related prior to change	–

Interest acquired	–

Interest disposed	–

Value/Consideration	–

Interest after change	–

Part 3 – Change of interests in options or other rights granted by the entities

Included in this Part are only details of options or other rights granted which have changed, save for the total number of securities over which options or other rights are held following this notification.

Date of grant	4 December 2015

Period during which or date on which exercisable	LTIP Performance Shares – August 2020 STIP Deferred Shares – August 2017

Total amount paid (if any) for the grant	–

Description of securities involved: class; number	174,873 Performance Shares (BHP Billiton Limited) under the LTIP 40,921 Deferred Shares (BHP Billiton Limited) under the STIP

Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise	–

Total number of securities over which options or other rights held at the date of this notice

BHP Billiton Limited:

400,602 – maximum number of Performance Shares (ordinary shares of BHP Billiton Limited) under the LTIP

84,809 – maximum number of Deferred Shares (ordinary shares of BHP Billiton Limited) under the STIP

39,282 – maximum number of Transitional GMC Awards (ordinary shares of BHP Billiton Limited)

——————

524,693 – Total

Any additional information

This notification is in respect of the award of Performance Shares under the LTIP and Deferred Shares under the STIP.

To ensure executives do not receive a larger number of awards in light of the lower BHP Billiton share price since the Samarco tailings dam tragedy in Brazil on 5 November 2015, the award sizes have been determined by maintaining the share price and exchange rate of 5 November 2015 throughout the period from 6 November 2015 to the grant date. This results in a lower number of awards being allocated than otherwise would have been the case.

Part 4 – Contact details

Name of authorised officers responsible for making this notification on behalf of the entities	Rachel Agnew

Contact details	Rachel Agnew Tel: +61 3 9609 3730 Fax: +61 3 9611 1044

Name of person discharging managerial responsibilities	Geoff Healy

Date of last notice	26 May 2015

Date issuer informed of transaction	4 December 2015

Date and place of transaction	4 December 2015 (place of transaction not applicable)

Nature of transaction	Award of Performance Shares under the Long Term (“LTIP”) and of Deferred Shares under the Short Term Inventive Plan (“STIP”).

Part 1 – Change of relevant interests in securities

Included in this Part are:

•	in the case of a trust, interests in the trust made available by the responsible entity of the trust;

•	details of the circumstance giving rise to the relevant interest;

•	details and estimated valuation if the consideration is non-cash; and

•	changes in the relevant interest of Connected Persons of the director.

Direct or indirect interest	–

Nature of indirect interest (including registered holder)	–

Date of change	–

No. of securities held prior to change	–

Class	–

Number acquired	–

Number disposed	–

Value/Consideration	–

No. of securities held after change	–

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	–

Any additional information	Geoff Healy’s spouse holds 3,000 ordinary shares in BHP Billiton Limited. No change to these interests

Part 2 – Change of interests in contracts other than as described in Part 2

Included in this Part are:

•	only details of a contract in relation to which the interest has changed; and

•	details and estimated valuation if the consideration is non-cash.

Detail of contract	–

Nature of interest	–

Name of registered holder (if issued securities)	–

No. and class of securities to which interest related prior to change	–

Interest acquired	–

Interest disposed	–

Value/Consideration	–

Interest after change	–

Part 3 – Change of interests in options or other rights granted by the entities

Included in this Part are only details of options or other rights granted which have changed, save for the total number of securities over which options or other rights are held following this notification.

Date of grant	4 December 2015

Period during which or date on which exercisable	LTIP Performance Shares – August 2020 STIP Deferred Shares – August 2017

Total amount paid (if any) for the grant	–

Description of securities involved: class; number	174,873 Performance Shares (BHP Billiton Limited) under the LTIP 49,105 Deferred Shares (BHP Billiton Limited) under the STIP

Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise	Nil

Total number of securities over which options or other rights held at the date of this notice

BHP Billiton Limited:

400,602 – maximum number of Performance Shares (ordinary shares of BHP Billiton Limited) under the LTIP

91,980 – maximum number of Deferred Shares (ordinary shares of BHP Billiton Limited) under the STIP

——————

492,582 – Total

Any additional information

This notification is in respect of the award of Performance Shares under the LTIP and Deferred Shares under the STIP.

To ensure executives do not receive a larger number of awards in light of the lower BHP Billiton share price since the Samarco tailings dam tragedy in Brazil on 5 November 2015, the award sizes have been determined by maintaining the share price and exchange rate of 5 November 2015 throughout the period from 6 November 2015 to the grant date. This results in a lower number of awards being allocated than otherwise would have been the case.

Part 4 – Contact details

Name of authorised officers responsible for making this notification on behalf of the entities	Rachel Agnew

Contact details	Rachel Agnew Tel: +61 3 9609 3730 Fax: +61 3 9611 1044

Name of person discharging managerial responsibilities	Mike Henry

Date of last notice	28 August 2015

Date issuer informed of transaction	4 December 2015

Date and place of transaction	4 December 2015 (place of transaction not applicable)

Nature of transaction	Award of Performance Shares under the Long Term (“LTIP”) and of Deferred Shares under the Short Term Inventive Plan (“STIP”).

Part 1 – Change of relevant interests in securities

Included in this Part are:

•	in the case of a trust, interests in the trust made available by the responsible entity of the trust;

•	details of the circumstance giving rise to the relevant interest;

•	details and estimated valuation if the consideration is non-cash; and

•	changes in the relevant interest of Connected Persons of the director.

Direct or indirect interest	–

Nature of indirect interest (including registered holder)	–

Date of change	–

No. of securities held prior to change	–

Class	–

Number acquired	–

Number disposed	–

Value/Consideration	–

No. of securities held after change	–

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	–

Any additional information

Mike Henry has a direct interest in 18,875 ordinary shares in BHP Billiton Limited and 111,591 ordinary shares in BHP Billiton Plc.

Mike Henry also has an indirect interest in 19,164 ordinary shares in BHP Billiton Limited and 68,952 ordinary shares in BHP Billiton Plc.

No change in beneficial interests

Part 2 – Change of interests in contracts other than as described in Part 2

Included in this Part are:

•	only details of a contract in relation to which the interest has changed; and

•	details and estimated valuation if the consideration is non-cash.

Detail of contract	–

Nature of interest	–

Name of registered holder (if issued securities)	–

No. and class of securities to which interest related prior to change	–

Interest acquired	–

Interest disposed	–

Value/Consideration	–

Interest after change	–

Part 3 – Change of interests in options or other rights granted by the entities

Included in this Part are only details of options or other rights granted which have changed, save for the total number of securities over which options or other rights are held following this notification.

Date of grant	4 December 2015

Period during which or date on which exercisable	LTIP Performance Shares – August 2020 STIP Deferred Shares – August 2017

Total amount paid (if any) for the grant	–

Description of securities involved: class; number	192,360 Performance Shares (BHP Billiton Limited) under the LTIP 45,542 Deferred Shares (BHP Billiton Limited) under the STIP

Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise	–

Total number of securities over which options or other rights held at the date of this notice

BHP Billiton Plc:

130,922 – maximum number of Performance Shares (ordinary shares of BHP Billiton Plc) under the LTIP

21,533 – maximum number of Transitional GMC Awards (ordinary shares of BHP Billiton Plc)

——————

152,455 – Total

BHP Billiton Limited:

440,663 – maximum number of Performance Shares (ordinary shares of BHP Billiton Limited) under the LTIP

93,117 – maximum number of Deferred Shares (ordinary shares of BHP Billiton Limited) under the STIP

——————

533,780 – Total

Any additional information

This notification is in respect of the award of Performance Shares under the LTIP and Deferred Shares under the STIP.

To ensure executives do not receive a larger number of awards in light of the lower BHP Billiton share price since the Samarco tailings dam tragedy in Brazil on 5 November 2015, the award sizes have been determined by maintaining the share price and exchange rate of 5 November 2015 throughout the period from 6 November 2015 to the grant date. This results in a lower number of awards being allocated than otherwise would have been the case.

Part 4 – Contact details

Name of authorised officers responsible for making this notification on behalf of the entities	Rachel Agnew

Contact details	Rachel Agnew Tel: +61 3 9609 3730 Fax: +61 3 9611 1044

Name of person discharging managerial responsibilities	Danny Malchuk

Date of last notice	28 August 2015

Date issuer informed of transaction	4 December 2015

Date and place of transaction	4 December 2015 (place of transaction not applicable)

Nature of transaction	Award of Performance Shares under the Long Term (“LTIP”) and of Deferred Shares under the Short Term Inventive Plan (“STIP”).

Part 1 – Change of relevant interests in securities

Included in this Part are:

•	in the case of a trust, interests in the trust made available by the responsible entity of the trust;

•	details of the circumstance giving rise to the relevant interest;

•	details and estimated valuation if the consideration is non-cash; and

•	changes in the relevant interest of Connected Persons of the director.

Direct or indirect interest	–

Nature of indirect interest (including registered holder)	–

Date of change	–

No. of securities held prior to change	–

Class	–

Number acquired	–

Number disposed	–

Value/Consideration	–

No. of securities held after change	–

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	–

Any additional information	Danny Malchuk has a direct interest of 52,687 ordinary shares in BHP Billiton Limited.

Danny Malchuk also has an indirect interest in 34,240 ordinary shares in BHP Billiton Limited.

No change in beneficial interests

Part 2 – Change of interests in contracts other than as described in Part 2

Included in this Part are:

•	only details of a contract in relation to which the interest has changed; and

•	details and estimated valuation if the consideration is non-cash.

Detail of contract	–

Nature of interest	–

Name of registered holder (if issued securities)	–

No. and class of securities to which interest related prior to change	–

Interest acquired	–

Interest disposed	–

Value/Consideration	–

Interest after change	–

Part 3 – Change of interests in options or other rights granted by the entities

Included in this Part are only details of options or other rights granted which have changed, save for the total number of securities over which options or other rights are held following this notification.

Date of grant	4 December 2015

Period during which or date on which exercisable	LTIP Performance Shares – August 2020 STIP Deferred Shares – August 2017

Total amount paid (if any) for the grant	–

Description of securities involved: class; number	174,873 Performance Shares (BHP Billiton Limited) under the LTIP 40,921 Deferred Shares (BHP Billiton Limited) under the STIP

Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise	–

Total number of securities over which options or other rights held at the date of this notice

BHP Billiton Limited:

384,104 – maximum number of Performance Shares (ordinary shares of BHP Billiton Limited) under the LTIP

78,314 – maximum number of Deferred Shares (ordinary shares of BHP Billiton Limited) under the STIP

33,390 – maximum number of Transitional GMC Awards (ordinary shares of BHP Billiton Limited)

——————

495,808 – Total

Any additional information

This notification is in respect of the award of Performance Shares under the LTIP and Deferred Shares under the STIP.

To ensure executives do not receive a larger number of awards in light of the lower BHP Billiton share price since the Samarco tailings dam tragedy in Brazil on 5 November 2015, the award sizes have been determined by maintaining the share price and exchange rate of 5 November 2015 throughout the period from 6 November 2015 to the grant date. This results in a lower number of awards being allocated than otherwise would have been the case.

Part 4 – Contact details

Name of authorised officers responsible for making this notification on behalf of the entities	Rachel Agnew

Contact details	Rachel Agnew Tel: +61 3 9609 3730 Fax: +61 3 9611 1044

Name of person discharging managerial responsibilities	Athalie Williams

Date of last notice	28 August 2015

Date issuer informed of transaction	4 December 2015

Date and place of transaction	4 December 2015 (place of transaction not applicable)

Nature of transaction	Award of Performance Shares under the Long Term (“LTIP”), of Deferred Shares under the Short Term Incentive Plan (“STIP”), of Deferred Shares under the Group Short Term Incentive Plan (“GSTIP”) and of GMC Transitional Awards.

Part 1 – Change of relevant interests in securities

Included in this Part are:

•	in the case of a trust, interests in the trust made available by the responsible entity of the trust;

•	details of the circumstance giving rise to the relevant interest;

•	details and estimated valuation if the consideration is non-cash; and

•	changes in the relevant interest of Connected Persons of the director.

Direct or indirect interest	–

Nature of indirect interest (including registered holder)	–

Date of change	–

No. of securities held prior to change	–

Class	–

Number acquired	–

Number disposed	–

Value/Consideration	–

No. of securities held after change	–

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	–

Any additional information	Athalie Williams has a direct interest of 1,058 ordinary shares in BHP Billiton Limited.

Athalie Williams also holds an indirect interest in 20,399 ordinary shares in BHP Billiton Limited.

No change in beneficial interests

Part 2 – Change of interests in contracts other than as described in Part 2

Included in this Part are:

•	only details of a contract in relation to which the interest has changed; and

•	details and estimated valuation if the consideration is non-cash.

Detail of contract	–

Nature of interest	–

Name of registered holder (if issued securities)	–

No. and class of securities to which interest related prior to change	–

Interest acquired	–

Interest disposed	–

Value/Consideration	–

Interest after change	–

Part 3 – Change of interests in options or other rights granted by the entities

Included in this Part are only details of options or other rights granted which have changed, save for the total number of securities over which options or other rights are held following this notification.

Date of grant	4 December 2015

Period during which or date on which exercisable	LTIP Performance Shares – August 2020 STIP Deferred Shares – August 2017 GSTIP Deferred Shares – August 2017 Transitional GMC Awards – August 2018 (tranche one) – August 2019 (tranche two)

Total amount paid (if any) for the grant	–

Description of securities involved: class; number

112,418 Performance Shares (BHP Billiton Limited) under the LTIP

17,692 Deferred Shares (BHP Billiton Limited) under the STIP

4,689 Deferred Shares (BHP Billiton Limited) under the GSTIP

23,420 Transitional GMC Awards (tranche one) (BHP Billiton Limited)

23,420 Transitional GMC Awards (tranche two) (BHP Billiton Limited)

Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise	–

Total number of securities over which options or other rights held at the date of this notice

BHP Billiton Limited:

11,893 – maximum number of Deferred Shares (ordinary shares of BHP Billiton Limited) under the GSTIP

15,906 – maximum number of Restricted Shares (ordinary shares of BHP Billiton Limited) under the MAP

112,418 – maximum number of Performance Shares (ordinary shares of BHP Billiton Limited) under the LTIP

17,692 – maximum number of Deferred Shares (ordinary shares of BHP Billiton Limited) under the STIP

46,840 – maximum number of Transitional GMC Awards (ordinary shares of BHP Billiton Limited)

——————

204,749 – Total

Any additional information

This notification is in respect of the award of Performance Shares under the LTIP, Deferred Shares under the STIP, Deferred Shares under the GSTIP and GMC Transitional Awards.

To ensure executives do not receive a larger number of awards in light of the lower BHP Billiton share price since the Samarco tailings dam tragedy in Brazil on 5 November 2015, the award sizes have been determined by maintaining the share price and exchange rate of 5 November 2015 throughout the period from 6 November 2015 to the grant date. This results in a lower number of awards being allocated than otherwise would have been the case.

Part 4 – Contact details

Name of authorised officers responsible for making this notification on behalf of the entities	Rachel Agnew

Contact details	Rachel Agnew Tel: +61 3 9609 3730 Fax: +61 3 9611 1044

Name of person discharging managerial responsibilities	Jimmy Wilson

Date of last notice	28 August 2015

Date issuer informed of transaction	4 December 2015

Date and place of transaction	4 December 2015 (place of transaction not applicable)

Nature of transaction	Award of Performance Shares under the Long Term (“LTIP”) and of Deferred Shares under the Short Term Inventive Plan (“STIP”).

Part 1 – Change of relevant interests in securities

Included in this Part are:

•	in the case of a trust, interests in the trust made available by the responsible entity of the trust;

•	details of the circumstance giving rise to the relevant interest;

•	details and estimated valuation if the consideration is non-cash; and

•	changes in the relevant interest of Connected Persons of the director.

Direct or indirect interest	–

Nature of indirect interest (including registered holder)	–

Date of change	–

No. of securities held prior to change	–

Class	–

Number acquired	–

Number disposed	–

Value/Consideration	–

No. of securities held after change	–

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	–

Any additional information	Jimmy Wilson has a direct interest in 142,763 ordinary shares in BHP Billiton Limited and 59,301 ordinary shares in BHP Billiton Plc.

No change in beneficial interests

Part 2 – Change of interests in contracts other than as described in Part 2

Included in this Part are:

•	only details of a contract in relation to which the interest has changed; and

•	details and estimated valuation if the consideration is non-cash.

Detail of contract	–

Nature of interest	–

Name of registered holder (if issued securities)	–

No. and class of securities to which interest related prior to change	–

Interest acquired	–

Interest disposed	–

Value/Consideration	–

Interest after change	–

Part 3 – Change of interests in options or other rights granted by the entities

Included in this Part are only details of options or other rights granted which have changed, save for the total number of securities over which options or other rights are held following this notification.

Date of grant	4 December 2015

Period during which or date on which exercisable	LTIP Performance Shares – August 2020 STIP Deferred Shares – August 2017

Total amount paid (if any) for the grant	–

Description of securities involved: class; number	174,873 Performance Shares (BHP Billiton Limited) under the LTIP 49,105 Deferred Shares (BHP Billiton Limited) under the STIP

Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise	–

Total number of securities over which options or other rights held at the date of this notice

BHP Billiton Limited:

400,602 – maximum number of Performance Shares (ordinary shares of BHP Billiton Limited) under the LTIP

93,706 – maximum number of Deferred Shares (ordinary shares of BHP Billiton Limited) under the STIP

39,282 – maximum number of Transitional GMC Awards (ordinary shares of BHP Billiton Limited)

——————

533,590 – Total

Any additional information

This notification is in respect of the award of Performance Shares under the LTIP and Deferred Shares under the STIP.

To ensure executives do not receive a larger number of awards in light of the lower BHP Billiton share price since the Samarco tailings dam tragedy in Brazil on 5 November 2015, the award sizes have been determined by maintaining the share price and exchange rate of 5 November 2015 throughout the period from 6 November 2015 to the grant date. This results in a lower number of awards being allocated than otherwise would have been the case.

Part 4 – Contact details

Name of authorised officers responsible for making this notification on behalf of the entities	Rachel Agnew

Contact details	Rachel Agnew Tel: +61 3 9609 3730 Fax: +61 3 9611 1044

BHP Billiton Limited ABN 49 004 028 077	BHP Billiton Plc Registration number 3196209
Registered in Australia	Registered in England and Wales
Registered Office: 171 Collins Street Melbourne Victoria 3000	Registered Office: Neathouse Place, London SW1V 1LH UK

Members of the BHP Billiton Group which is headquartered in Australia

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP Billiton Limited and BHP Billiton Plc

Date: December 7, 2015	By:	/s/ Rachel Agnew
	Name:	Rachel Agnew
	Title:	Company Secretary